Exhibit 99.2

BACKGROUND

Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), formerly Lithium Americas (Argentina) Corp. and Lithium Americas Corp., is a Swiss-domiciled resource company with lithium projects located in Argentina. On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG.” As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding registered common shares of the Company (the “Continuation”). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

This Management’s Discussion and Analysis (“MD&A”) of Lithium Argentina provides an overview of Lithium Argentina's financial condition and results of operations for the three months ended March 31, 2025, and has been prepared as of May 14, 2025. It analyzes key factors influencing the Company's performance of the Cauchari-Olaroz lithium operation (“Cauchari-Olaroz”), financing activities, and market conditions.

This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2025 (“Q1 2025 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2024 (“YE 2024 financial statements”). Refer to Notes 2 and 3 of the Q1 2025 financial statements and 2024 financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars (“US dollars” or “US$”), unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements,” “forward-looking information,” “future-oriented financial information,” and/or “financial outlook.” Readers should refer to the cautionary note in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

The Company’s head office and principal address is Dammstrasse 19, 6300 Zug, Switzerland. The Company’s shares trade in Canada on the TSX and in the United States on the NYSE under the symbol “LAR”. Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition, as well as other information, is contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“Form 20-F”), and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Highlights

Cauchari-Olaroz1

•
Production: Lithium carbonate production totaled 7,200 tonnes during the first quarter of 2025, representing a 15% decrease compared to the fourth quarter of 2024.
o
Production during the first quarter of 2025 was impacted by planned shutdowns aimed at further increasing recoveries and reducing costs.
•
Production Guidance: 2025 production guidance reaffirmed at 30,000 – 35,000 tonnes of lithium carbonate, which reflects higher production volumes in the second half of the year.
o
In April 2025, following the planned shutdown, the operation produced at over 85% capacity.
•
Operating Costs: The cost of sales for the first quarter of 2025 was $54 million, with cash operating costs of $6,634 per tonne2 of lithium carbonate sold.
o
Costs during the first quarter of 2025 were slightly lower than expected with a portion of the maintenance costs deferred to the second quarter.
o
The operation continues to implement cost-optimization initiatives targeting a further 5 – 10% reduction in costs.
•
Pricing: Revenue for the first quarter of 2025 totaled $58 million, with an average realized price of approximately $8,085 per tonne of lithium carbonate sold.
o
Following the end of the first quarter of 2025, there has been continued downward pressure on lithium prices driven by ongoing global supply-demand dynamics and imbalances.

Regional Growth and Cauchari-Olaroz Expansion

•
DLE Demonstration Plant: Development of the 5,000 tonnes per annum (“tpa”) demonstration plant is underway in China.
o
The Province of Jujuy approved the permit modification to implement the demonstration plant.
o
Once complete, the Company expects to confirm the new processing technology at a commercial scale, supporting further reduction in operating costs and future growth plans in Argentina.
•
Regional Growth: The Company has executed a letter of intent (“LOI”) with Ganfeng to jointly develop the Pozuelos-Pastos Grandes projects collectively referred to as “PPG”3, with a production capacity of up to 150,000 tpa of lithium carbonate equivalent (“LCE”).
o
Ganfeng and Lithium Argentina are jointly exploring financing options, including collaboration with potential customers and strategic partners for offtake and minority ownership interests.
•
Stage 2 Expansion: Cauchari-Olaroz is advancing an expansion plan considering an additional production capacity of 40,000 tpa of LCE (“Stage 2”).
o
Stage 2 is expected to utilize the existing Stage 1 infrastructure and solar evaporation process, while also incorporating the new processing technologies.
o
An application for Stage 2 is being prepared under the large investments’ incentive regime (RIGI) in Argentina.

1 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%

2 Cash operating costs include all cash expenditures incurred at site in addition to Exar’s general and administrative costs and sales logistics to bring the product to port. Sustaining capex is the capital spending required to support delivery of the current mine plan. Cash operating cost per tonne and sustaining capex per tonne are non-GAAP financial measures and do not have standardized meanings under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to section titled “Non-IFRS and Other Financial Measures” below.

3 The Pozuelos-Pastos Grandes project, (“PPG”) includes Ganfeng’s wholly owned Pozeulos project, the jointly-owned Pastos Grandes project (85% owned by Lithium Argentina and 15% owned by Ganfeng), and the Sal de la Puna project (65% owned by Lithium Argentina and 35% owned by Ganfeng) in Argentina.

Financial and Corporate

•
As of March 31, 2025, Lithium Argentina had $74 million in cash and cash equivalents with a $75 million undrawn credit facility with Ganfeng.
o
Costs paid related to the corporate migration to Switzerland during the first quarter of 2025 were $5 million.
•
As of March 31, 2025, Minera Exar S.A. (“Exar”) had, on a 100% basis, approximately $218 million of net debt at the official foreign exchange (“FX”) rate including:
o
$100 million in a bank debt facility with a three-year term, subject to regulatory approval for the full term.
•
In early 2025, Exar secured an additional $150 million bank facility, which is on track to close Q2 2025.
o
The new facility provides increased financial flexibility, at a lower cost of capital, and three-year maturity, subject to regulatory approval.
•
In April 2025, the Government of Argentina initiated measures to ease foreign currency restrictions, with plans for continued liberalization of FX regulations later this year.
•
In May 2025, the Company published its 2024 Sustainability Report.

LITHIUM OPERATIONS AND PROJECTS

Cauchari-Olaroz is a lithium carbonate operation located in Jujuy province, in the northwestern region of Argentina. The Company owns 44.8% of the operation through its ownership interest in Exar, a company incorporated under the laws of Argentina. The Company also has a pipeline of exploration and evaluation stage projects, including the Pastos Grandes project (“Pastos Grandes”) and the Sal de la Puna project (“Sal de la Puna”), both located in Salta Province in northwestern Argentina, adjacent to Jujuy province. Pastos Grandes is an 85.1% owned project, while Sal de la Puna is a project in which the Company holds a 65% interest. The Company is advancing development plans for these assets, including evaluating opportunities to achieve synergies through joint development of the projects.

The Company’s operations related to Cauchari-Olaroz are conducted through its equity investees, Exar and Exar Capital B.V. (“Exar Capital”), which are governed by a shareholders’ agreement between the Company and Ganfeng. The Company and Ganfeng collectively own 91.5% of Exar (and thus Cauchari-Olaroz, with the remaining 8.5% owned by Jujuy Energia y Mineria Sociedad de Estado (“JEMSE”)) and 100% of Exar Capital (a Netherlands entity that provides funding to Exar). As of March 31, 2025, the Company has advanced a total of $456.7 million loans to the Cauchari-Olaroz project, including $387.8 million in loans through Exar Capital and $68.9 million directly to Exar (all amounts with accrued interest). These loans were made to fund the construction, debt repayment, and other requirements associated with Cauchari-Olaroz. Exar Capital, in turn, has advanced a total of $1,073.5 million, including accrued interest, to Exar.

For Pastos Grandes, the Company conducts activities through its indirectly 85.1% owned subsidiary, Proyecto Pastos Grandes S.A. (“PGCo”) (with Ganfeng owning the remaining 14.9%) in Argentina. Activities concerning Sal de la Puna are conducted through the Company’s 65% ownership interest in Sal de la Puna Holdings S.à r.l. (with Ganfeng owning the remaining 35%), which owns Puna Argentina S.A.U., an Argentine company that holds the project.

Health and Safety

The Total Recordable Injury Frequency rate for Cauchari-Olaroz for the twelve months ended March 31, 2025, was 0.68 per 200,000 hours worked (including contractors at site).

The Lost Time Injury Frequency Rate for Cauchari-Olaroz for the twelve months ended March 31, 2025, was 0 per 200,000 hours worked (including contractors at site).

There is an ongoing focus on creating a safe and supportive work environment at site.

Operational Performance

Cauchari-Olaroz

Lithium Carbonate Operations	2025
(100% basis unless otherwise indicated)	Units	1Q25	4Q24	QoQ	YTD
Lithium Carbonate Production	k tonnes	7.2	8.5	-15%	7.2

During the first quarter of 2025, production at Cauchari-Olaroz reached approximately 7,200 tonnes, representing a 15% decrease compared to the fourth quarter of 2024. The decrease was in line with expectations and was due to planned shutdowns aimed at improving the design of the chemical process to increase recoveries and reduce costs. During the first quarter 2025, there were sales of approximately 350 tonnes of LCE as lithium chloride concentrate in Argentina. These volumes were sold at a margin to support the commissioning of Ganfeng’s Mariana lithium plant in Argentina. This was related to a specific contract that has now been completed.

The cost of sales for the first quarter of 2025 was $54 million, with cash operating costs of $6,634 per tonne of lithium carbonate sold. Costs during the first quarter of 2025 were slightly lower than expected as a result of a portion of maintenance work being deferred to the second quarter.

Cauchari-Olaroz remains on track to meet the annual production guidance for 2025, which was set between 30,000 to 35,000 tonnes.

The majority of the Company’s share of sales volumes from Cauchari-Olaroz were sold to Ganfeng, Lithium Argentina’s partner in the operation. The pricing of lithium carbonate sold to Ganfeng is based on market prices for battery quality lithium carbonate, less Chinese import taxes, transportation costs, and a deduction for the estimated additional processing costs required to reduce trace impurities to meet battery quality specifications. It is estimated that this discount will total around $2,100 during 2025.

Pastos Grandes

In April 2025, the Company announced that it had executed an LOI with Ganfeng to jointly develop PPG. The LOI provides a framework for Ganfeng and Lithium Argentina to consolidate PPG into a new joint venture and finalize a regional development plan for the combined mineral resources. Development planning is advancing based on a phased approach that utilizes solar evaporation and DLE, with a combined production capacity target of up to 150,000 tpa of LCE.

In addition to lithium carbonate, the regional development plan includes the potential production of lithium chloride to provide added flexibility for serving battery markets. The plan is aimed at unlocking significant synergies, that are expected to result in a larger, lower-cost operation compared to standalone development of the individual assets.

The offtake rights for Pastos Grandes remain uncommitted, providing Lithium Argentina with the opportunity to attract new customers and financing partners to accelerate development and support the growth of a global lithium chemical supply chain.

Environmental and Social Responsibility

In 2024, Cauchari-Olaroz initiated the Responsible Minerals Initiative (RMI) Responsible Sourcing Assurance Process (“RMAP”) to ensure its supply chain adheres to the highest ethical and environmental standards. In December 2024, Cauchari-Olaroz was added to the RMAP active list. The Company expects the on-site audit at Cauchari-Olaroz to take place in June 2025.

FINANCIAL INFORMATION OF EXAR

The following is the condensed financial information of Exar on a 100% basis, as amended to reflect the Company’s accounting policies. The Company holds a 44.8% economic interest in Exar and accounts for its interest using the equity method of accounting. Accordingly, the recorded results and financial position of Exar are included in a single line item in the Company’s consolidated statements of comprehensive loss and financial position, respectively.

	Three months ended March 31,
Exar Income Statement	2025	2024
(100% basis unless otherwise indicated)	$	$
Sales	57.8	25.4
Cost of sales	(53.8)	(23.4)
Gross profit	4.0	2.0

Other loss	(90.9)	(2.0)
Net loss	(86.9)	(0.0)

Other loss of $90.9 million for the three months ended March 31, 2025, primarily reflects a non-cash foreign exchange loss on loans from Exar Capital and PGCo, as well as accrued interest on intercompany loans.

Exar Balance Sheet	March 31, 2025	December 31, 2024
(100% basis unless otherwise indicated)	$	$
Current assets:
Cash and cash equivalents	22.2	11.2
Other current assets	321.7	301.2
Total current assets	343.9	312.4
Non-current assets	1,468.0	1,480.0
Current liabilities:
Third-party loans	(190.4)	(161.1)
Loans from Exar Capital	(796.5)	(584.5)
Derivative liability on loans from Exar Capital	(110.2)	(53.2)
Other current liabilities	(68.0)	(72.8)
Non-current liabilities:
Third-party loans	(49.3)	(49.3)
Loans from Exar Capital	(277.0)	(455.8)
Loans from PGCo	(68.9)	(67.4)
Derivative liability on loans from Exar Capital and PGCo	(62.7)	(47.4)
Other non-current liabilities	(64.4)	(89.0)
Net assets	124.5	211.9

Changes in the balance sheet compared to the previous year are primarily driven by the following:

•
an increase in current assets due to higher sales receivable and prepayments for reagents as well as higher inventory balance due to a ramp up in production, along with a related increase in warehouse reagents, spare parts offset by the sale of inventory during the three months ended March 31, 2025; and
•
an increase in loans from Exar Capital and PGCo, resulting from the accrued interest for the three months ended March 31, 2025, as well as FX losses since December 31, 2024.

As of March 31, 2025, Exar had approximately $239.7 million in third-party debt in Argentina at the official FX rate (2024 – $210.4 million), while cash balance was $22.2 million (2024 – $11.2 million), resulting in a total net debt of $217.5 million (2024 – $199.2 million). The Company’s proportionate share of this net debt is $106.5 million at the official rate. Exar’s debt includes bonds issued in November 2024 in Argentina, totaling $50 million, which carry a contractual interest rate of 8% with semi-annual interest payments. These bonds mature in two tranches, the first half in May 2027 and the other half in November of 2027. Proceeds from the bonds were used to repay Exar’s short-term debt. As of March 31, 2025, the remaining debt of $189.7 million is due in 2025.

The Company and Ganfeng negotiated an increase in Exar’s $80 million loan facility with a major bank to $100 million, along with an extension of the maturity to three years. This extension of the maturity term is subject to customary closing conditions, including government approvals in China. As such, together with the bonds, approximately $150 million of the third-party debt is being refinanced into long-term debt with maturity of three years, with the remaining $89.7 million due later in 2025. The Company is working with Ganfeng to pursue additional long term financing options as lending conditions in Argentina improve, which will support its longer-term growth plans. In early 2025, Exar secured an additional $150 million bank facility, which is expected to be finalized in Q2 2025. The new facility provides increased financial flexibility, at a lower cost of capital, and three-year maturity, subject to regulatory approval. At the end of Q1 2025, Exar drew approximately $30 million from its available export credit facilities in anticipation of future payments, with $22 million held as cash as of March 31, 2025.

In early Q2 2025, the Government of Argentina initiated measures to ease foreign currency restrictions for individuals, amid expectations of continued liberalization of FX regulations.

In addition to the Company’s equity interest in Exar, as of March 31, 2025, the Company has advanced a total of $456.7 million loans to the Cauchari-Olaroz project, including $387.8 million in loans through Exar Capital and $68.9 million directly to Exar (all amounts with accrued interest). These loans were made to fund the construction, debt repayment, and other requirements associated with Cauchari-Olaroz. Exar Capital, in turn, has advanced a total of $1,073.5 million, including accrued interest, to Exar. The Company and Ganfeng are currently working on restructuring loans to Exar Capital and loans from Exar Capital to Exar, to better align their maturities with the expected cash flows of the project.

SELECTED FINANCIAL INFORMATION OF THE COMPANY

Liquidity

As of March 31, 2025, the Company had a cash and cash equivalents balance of $73.9 million, receivables of $20.5 million from purchasers of lithium carbonate, and $75.0 million available under its undrawn subordinated debt facility with Ganfeng (available until the end of 2025), to settle current liabilities of $27.2 million (excluding equity-settled convertible notes).

Quarterly Information

Selected consolidated financial information is as follows:

	2025	2024				2023
(in US$ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total assets (excluding assets held for distribution)	1,130.8	1,131.2	1,121.8	1,046.1	1,046.1	1,055.0	1,063.4	1,501.9
Property, plant and equipment	8.8	9.0	9.1	9.6	9.8	9.2	8.0	90.9
Total liabilities (excluding liabilities held for distribution)	(242.5)	(240.3)	(228.1)	(222.1)	(226.0)	(226.1)	(221.6)	(255.8)
Expenses - continuing operations	(10.7)	(9.2)	(8.8)	(21.5)	(20.8)	(5.6)	(9.0)	(12.0)
(Loss)/income from continuing operations	(7.2)	(4.8)	(2.4)	2.2	(10.2)	(1.1)	6.8	14.9
Income/(loss) from discontinued operations	-	-	-	-	-	1,263.4	(0.2)	10.9
Net (loss)/income	(7.2)	(4.8)	(2.4)	2.2	(10.2)	1,262.3	6.6	25.8

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding.
2.
The operations of Lithium Americas (NewCo) (as defined below) have been presented in prior periods as a discontinued operation.
3.
As at March 31, 2025, total current liabilities were $240.7 million, including $213.5 million related to the Convertible Notes, which the Company may settle in equity. Excluding the Convertible Notes, adjusted current liabilities were $27.2 million, compared to current assets of $133.1 million. The adjusted current liabilities metric provides a useful indication of the Company’s cash-based obligations, as the Convertible Notes may be settled in shares at the Company’s discretion and, therefore, do not necessarily represent an imminent cash outflow. Current liabilities excluding the Convertible notes is a non-GAAP measure. Refer to the non-GAAP section in the MD&A.

On July 31, 2023, at the annual general and special meeting of the Company, the shareholders approved the separation of the former Lithium Americas Corp. into Lithium Argentina and a new entity, Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023. As a result of the transaction, the Company transferred its North American business, including, among other assets, the Thacker Pass Project (“Thacker Pass”) and $275.5 million of cash to Lithium Americas (NewCo).

Changes in the Company’s total assets, liabilities and net (loss)/income were primarily driven by accrued interest on loans advanced to Exar and Exar Capital, expenses during the period, change in the fair value of the Convertible Notes derivative liability, the Company’s share of the results of Cauchari-Olaroz, and the distribution of assets and liabilities to the shareholders upon completion of the Separation.

In Q1 2025, total assets decreased primarily due to a reduction in cash and cash equivalents, which were used to fund the Company’s operations. This was partially offset by accrued interest receivables on loans to Exar and Exar Capital, as well as higher receivables from purchasers of lithium carbonate. Total liabilities increased due to accrued interest on the Convertible Notes (as defined in this MD&A), partially offset by a decrease in the Company’s accounts payable and payables to Exar related to lithium carbonate purchases.

In Q4 2024, total assets increased primarily due to an accrued interest receivables on loans to Exar Capital, higher receivables from purchasers for lithium carbonate, offset by a decrease in cash and cash equivalents, which were used to fund the Company’s operations. Total liabilities increased due to accrued interest on the Convertible Notes and an increase in payables to Exar for lithium carbonate purchases.

In Q3 2024, PGCo, then a wholly-owned subsidiary of the Company holding the Pastos Grandes project, issued common shares that represent approximately 14.9% of its equity to Ganfeng for a consideration of $70.0 million (the “Pastos Grandes Transaction”). Since the Company retains control of PGCo, this transaction was accounted for as an equity transaction. Subsequently, PGCo entered into a loan facility agreement with Exar, advancing a $65.0 million loan funded by the proceeds from the Pastos Grandes Transaction. These funds supported the refinancing of debt, working capital and other requirements for Cauchari-Olaroz. Total liabilities increased due to accrued interest on the Convertible Notes and an increase in payables to Exar for lithium carbonate purchases.

In Q2 2024, total assets remained consistent compared to the previous quarter. Total liabilities decreased by $3.9 million, primarily due to a $10.7 million decrease in deferred tax liability, caused by inflation adjustments on the tax basis of the Pastos Grandes assets in Argentina, partially offset by an increase in purchases payable to Exar for lithium carbonate.

In Q1 2024, total assets decreased primarily due to a decrease in cash and cash equivalents, which were used to fund the Company’s operations, and a reduction in the investment in Cauchari-Olaroz due to the Company’s share of the results of Cauchari-Olaroz, partially offset by an increase in loans advanced to Exar Capital.

In Q4 2023, total assets decreased primarily due to the distribution of assets to shareholders upon the Separation. Net income increased mainly due to the recognition of a gain on the distribution of assets to shareholders upon the Separation, partially offset by expenses in the period and a deferred tax expense of $10.7 million due to the weakening of the Argentine Peso against the U.S. dollar. The fair value of the net assets distributed was $1,680.5 million, determined based on the share price of Lithium Americas (NewCo) on October 4, 2023, its first date of trading. The $1,267.5 million difference between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on the distribution of assets in the statement of comprehensive income (loss).

Results of Operations

Three months Ended March 31, 2025 (“Q1 2025”), versus Three months Ended March 31, 2024 (“Q1 2024”)

Financial results	Three Months Ended March 31,		Change
(in US$ million)	2025	2024
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(1.8)	(3.1)	1.3
General and administrative	(3.8)	(4.0)	0.2
Equity compensation	(4.5)	(1.4)	(3.1)
Share of loss of Cauchari-Olaroz Project	(0.5)	(12.0)	11.5
Share of loss of Sal de la Puna Project	(0.1)	(0.3)	0.2
	(10.7)	(20.8)	10.1
OTHER ITEMS
Transaction costs	(2.1)	(0.7)	(1.4)
Gain on financial instruments measured at fair value	0.4	4.7	(4.3)
Finance costs	(6.6)	(6.0)	(0.6)
Foreign exchange (loss)/gain	(0.1)	0.5	(0.6)
Finance and other income	13.8	12.2	1.6
	5.4	10.7	(5.3)

LOSS BEFORE TAXES	(5.3)	(10.1)	4.8

Tax expense	(1.9)	(0.1)	(1.8)

NET LOSS	(7.2)	(10.2)	3.0

ATTRIBUTABLE TO:
Equity holders of Lithium Argentina	(7.2)	(10.2)	3.0
Non-controlling interest	0.0	-	0.0

The lower net loss in Q1 2025 compared to Q1 2024 was primarily attributable to:

•
recognition of a lower share of loss from Cauchari-Olaroz in Q1 2025 of $0.5 million, versus a $12.0 million loss in the comparable period. Since the Company’s investment in Exar was $Nil as of January 1, 2025, it did not recognize its share of Exar’s losses. The unrecognized share of Exar’s losses as of March 31, 2025, was $64.9 million. The Company’s share of Exar Capital’s losses for Q1 2025 was $0.5 million;
•
higher finance income in the form of interest earned on loans advanced to Exar and Exar Capital in Q1 2025, compared to Q1 2024;
•
lower exploration and evaluation expenditures, as well as general and administrative expenses, in the current period compared to Q1 2024, due to decreased activities; and
•
lower share of loss from Sal de la Puna of $0.1 million in Q1 2025, versus $0.3 million in Q1 2024.

These factors were partially offset by:

•
higher equity compensation expense of $4.5 million in Q1 2025 versus $1.4 million in Q1 2024, primarily due to the timing of equity compensation awards granted to the employees and consultants in both periods;
•
higher tax expense of $1.9 million in Q1 2025, versus $0.1 million in Q1 2024. Following the Continuation, the Company remeasured the tax basis of its corporate level assets and liabilities under Swiss tax rules. This resulted in certain temporary differences from the Continuation, and the Company recognized a deferred tax liability of $1.8 million as of March 31, 2025, with a corresponding deferred tax expense for the three months ended March 31, 2025;

•
lower gain on the change in fair value of financial instruments, with a gain of $0.4 million in Q1 2025, compared to $4.7 million in Q1 2024, primarily due to a smaller reduction in the Company’s share price during the current period;
•
foreign exchange losses of $0.1 million in Q1 2025, versus a gain of $0.5 million in the comparable period; and
•
higher transaction costs of $2.1 million in Q1 2025, primarily related to the Continuation, compared to $0.7 million in Q1 2024, which were related to the Separation.

Purchases and sales of lithium carbonate

During the three months ended March 31, 2025, the Company purchased its share of Exar’s lithium carbonate shipped during the period, with Ganfeng purchasing the remaining product shipped. The Company sold the purchased lithium carbonate to Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd. and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with its sale to Ganfeng and Bangchak. As a result, the Company was not directly exposed to inventory or price risk related to the lithium carbonate.

Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive loss for the three months ended March 31, 2025.

As at March 31, 2025, the Company had a payable of $20.5 million to Exar for lithium carbonate purchases and receivables totaling $20.5 million, including $17.4 million from Ganfeng, and $3.1 million from Bangchak for sales of lithium carbonate, as disclosed on the statement of financial position.

Expenses

Exploration and evaluation expenditures for the three months ended March 31, 2025, of $1.8 million (2024 – $3.1 million), include primarily costs incurred for Pastos Grandes. These expenditures consist of consulting and salary costs, field supplies, permitting, and environmental expenses incurred during the period for the projects. The reduction in costs in 2024 is related to decreased activities at the projects and a Company-wide cost reduction program.

Equity compensation for the three months ended March 31, 2025, amounted to $4.5 million (2024 – $1.4 million), representing a non-cash expense related to restricted share units (“RSUs”), preferred share units (“PSUs”), and stock options.

Included in general and administrative expenses for the three months ended March 31, 2025, of $3.8 million (2024 – $4.0 million), were:

•
Office and administrative expenses of $0.8 million (2024 – $0.6 million), which includes insurance costs, IT expenses, office rent, supplies, and other items.
•
Professional fees of $0.8 million (2024 – $1.5 million), consisting mainly of legal and consulting fees.
•
Salaries and benefits of $2.0 million (2024 – $1.5 million).

Other Items

Gain on change in fair value of financial instruments for the three months ended March 31, 2025, which amounted to $0.4 million (2024 – $4.7 million), relates to a gain on the change in fair value of the Convertible Notes derivative liability. The fair value of the derivative as at March 31, 2025, was estimated using a partial differential equation method with Monte Carlo simulation, with the following inputs: volatility of 62.0%, share price of $2.14, a risk-free rate of 3.92%, an expected dividend of 0%, and a credit spread of 9.74%. The gain was primarily due to a decrease in the Company’s share price from $2.62 as at December 31, 2024, to $2.14 as at March 31, 2025, and a decrease in the credit spread from 11.49% as at December 31, 2024, to 9.74% as at March 31, 2025.

Finance and other income for the three months ended March 31, 2025, was $13.8 million (2024 – $12.2 million), and primarily includes interest income on the Company’s loans to Exar Capital and Exar, as well as interest earned on cash, cash equivalents, and short-term bank deposits.

•
Interest income on the Company’s loans to Exar Capital for the three months ended March 31, 2025, was $11.3 million (2024 – $10.2 million).
•
Interest income on loans advanced by PGCo to Exar for the three months ended March 31, 2025, was $1.5 million (2024 – $Nil).
•
Interest earned on cash and cash equivalents for the three months ended March 31, 2025, was $0.7 million (2024 – $1.2 million). The decrease was primarily due to a reduction in the cash balance and lower interest rates in the current period compared to the prior period.

Finance costs for the three months ended March 31, 2025, were $6.6 million (2024 – $6.0 million) and primarily include interest on the Convertible Notes.

Transaction costs for the three months ended March 31, 2025, were $2.1 million (2024 – $0.7 million) and include legal fees, consulting or advisory fees, and audit fees, primarily attributable to the Continuation.

Tax expenses for the three months ended March 31, 2025, was $1.9 million (2024 – $0.1 million). Following the Continuation, the Company’s corporate headquarters became subject to Swiss taxation. As a result, Canadian tax losses and other Canadian tax attributes are no longer available to offset future taxable income at the corporate level. The Company remains subject to income taxes in other jurisdictions, including Canada, Argentina, and the Netherlands, through its subsidiaries. Upon the Continuation, the Company remeasured the tax basis of its corporate-level assets and liabilities under Swiss tax rules, resulting in temporary differences relative to their IFRS carrying values. A deferred tax expense of $1.9 million was recognized in Q1 2025 in connection with these differences.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three months Ended March 31,
(in US$ million)	2025	2024
	$	$
Net cash used in operating activities	(15.1)	(8.2)
Net cash provided/(used) in investing activities	3.7	(28.1)
Net cash used in financing activities	(0.1)	(0.3)
Effect of foreign exchange on cash	(0.1)	0.5
Change in cash and cash equivalents	(11.6)	(36.1)
Cash and cash equivalents - beginning of the period	85.5	122.3
Cash and cash equivalents - end of the period	73.9	86.2

As at March 31, 2025, the Company had cash and cash equivalents of $73.9 million and an undrawn $75 million available under the limited recourse loan facility.

The Company expects that its existing cash balance, proceeds from operations, and other sources of financing will provide sufficient resources to fund the planned expenditures at Pastos Grandes, Sal de la Puna, its share of Cauchari-Olaroz planned expenditures, as well as general and administrative costs and other obligations.

The timing and amount of expenditures for Pastos Grandes are within the Company’s control due to its controlling interests in the project. However, pursuant to the agreements governing Cauchari-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.

The Company continues to support the operation of Cauchari-Olaroz and the development of its other projects. The Company’s capital resources are driven by the status of its assets, the operation at Cauchari-Olaroz, and its ability to secure investor support for its initiative.

In the long-term, the Company expects to meet its obligations and fund the development of its projects through the financing plans described above. However, given the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company is not aware of any trends, demands, commitments, events, or uncertainties that are likely to materially affect its liquidity and capital resources, either positively or negatively, in the near or foreseeable future. The Company does not engage in currency hedging to mitigate any risks related to currency fluctuations.

Operating Activities

Cash used in operating activities for the three months ended March 31, 2025, was $15.1 million (2024 – $8.2 million). Operating expenses in Q1 2025 were lower compared to Q1 2024, however the Company’s cash used in operating activities increased, primarily due to changes in working capital. This included a decrease in accounts payable and an increase in receivables and prepaids, which together accounted for approximately $6.0 million use of cash. As a result, cash and cash equivalents decreased from $85.5 million at December 31, 2024, to $73.9 million at March 31, 2025. The significant components of operating activities are discussed in the “Results of Operations” section above.

Investing Activities

Cash provided by investing activities for the three months ended March 31, 2025, was $3.7 million (2024 – $28.1 million cash used in investing activities).

During the first quarter of 2025, the Company received a partial repayment of its outstanding loan to Exar Capital totaling $3.9 million, which was partially offset by a $0.2 million contribution to its investment in Sal de la Puna.

Financing Activities

Equity-settleable Convertible Notes

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into shares of the Company during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.

The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods.

Loan Facility

As at March 31, 2025, the limited recourse loan facility remains undrawn with $75 million available under the facility until the end of 2025.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A are as follows:

Shares issued and outstanding	161.9 million
Restricted Share Units (RSUs)	7.8 million
Deferred Share Units (DSUs)	1.0 million
Stock Options	2.7 million
Performance Share Units (PSUs)	0.2 million
Shares, fully diluted	173.6 million

In February 2023, General Motors Holdings LLC (“GM”) acquired approximately 15,000,000 shares of the Company. In connection with that transaction, GM agreed to a ‘lock-up’ restricting the transfer of those shares pursuant to the terms of an investor rights agreement with the Company. The principal lock-up expired in October 2024 (with certain specified transfer limitations remaining in place), and GM is no longer contractually restricted from selling its shares of the Company through the facilities of a stock exchange.

RELATED PARTY TRANSACTIONS

Any transactions between the Company with Exar, Exar Capital, and Sal de la Puna are considered related party transactions (refer Note 5, 6, 7 and 8 of the Q1 2025 financial statements).

Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its director, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer of title to certain mining properties that form part of Cauchari-Olaroz.
•
Expenditures under a construction services contract for Cauchari-Olaroz with Magna Construcciones S.R.L. (“Magna”) were $0.1 million for the three months ended March 31, 2025 (on a 100% basis).
•
Service agreement with a consortium 49% owned by Magna, entered into in Q1 2022, for the servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, with total consideration of $68 million (excluding VAT). During the three months ended March 31, 2025, Exar spent $5.0 million (excluding VAT) on the servicing of the evaporation ponds at Cauchari-Olaroz.

As of March 31, 2025, Exar’s outstanding third-party debt totaled $239.7 million (2024 – $210.4 million). The total debt includes the following loans:

•
Approximately $101.5 million from a major international bank, secured by guarantees and standby letters arranged by Ganfeng. The Company has also provided a guarantee to Ganfeng for its 49% share, amounting to $49.7 million, for these loans. The Company and Ganfeng have negotiated an extension of the loan's maturity to three years, which is subject to regulatory approvals.

•
$18.5 million in loans secured by local bank guarantees arranged by Exar, due in 2025.

•
$69.7 million in third-party unsecured loans, due in 2025.

•
Approximately $50 million and accrued interest as of March 31, 2025, of $0.9 million in unsecured bonds issued by Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25 million is due in 30 months, on May 11, 2027, while the second tranche of $25 million will mature in 36 months, on November 11, 2027.

As of March 31, 2025, $190.4 million of Exar’s outstanding third-party debt is classified as current which includes the $100 million bank loan for which extension of maturity to three years is subject to regulatory approval. Approximately $50 million in unsecured bonds, maturing in 2027, is classified as non-current.

Compensation of Key Management

The Company’s key management consists of the executive management team, who supervise day-to-day operations, and independent directors on the Company’s Board of Directors, who oversee management. Their compensation was as follows:

	Three Months Ended March 31,
(in US$ million)	2025	2024
	$	$
Equity compensation	4.1	1.4
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	0.9	0.5
Salaries, bonuses and benefits included in exploration expenditures	0.1	0.1
Salaries and benefits capitalized to Investment in Cauchari-Olaroz Operation	-	0.1
	5.1	2.1

Amounts due to directors as at March 31, 2025, include $0.2 million owed to the independent directors of the Company for a portion of 2024 directors’ fees, which were paid in Q2 2025.

(in US$ million)	March 31, 2025	December 31, 2024
	$	$
Total due to directors	0.2	0.1

As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control. In consideration for entering into these new employment agreements, the affected executive management team members were granted RSUs, with a total aggregate grant date fair value of $3.9 million for all impacted individuals.

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate, assuming full capacity is achieved. The Company has entered into offtake agreements with both Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, remains uncommitted, except for limited residual rights available to Bangchak if production does not meet full capacity.

CONTRACTUAL OBLIGATIONS

As at March 31, 2025, the Company had the following contractual obligations on an undiscounted basis:

	Years ending December 31,
	2025	2026	2027 and later	Total
	$	$	$	$
Convertible senior notes	2.3	4.5	261.0	267.8
Accounts payable and accrued liabilities	26.1	-	-	26.1
Obligations under office leases¹	0.2	0.2	0.1	0.5
Total	28.6	4.7	261.1	294.4

¹Include principal and interest/finance charges.

The Convertible Notes are classified as current liabilities as at March 31, 2025, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in shares, cash, or a combination thereof. The table above summarizes the contractual maturities as of March 31, 2025, with respect to the Convertible Notes, assuming that such conditions will not be satisfied before the due date.

The Company’s commitments related to royalties and other payments are disclosed in Note 11 of the Q1 2025 financial statements filed on SEDAR+, most of which will be incurred in the future if the Company continues to hold the subject property, proceeds with construction, or begins production.

NON-IFRS AND OTHER FINANCIAL MEASURES

Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company's cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Total Cash Costs (C2) include all C1 costs, along with export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

RECONCILIATION TO NON-GAAP MEASURES (Exar on a 100% basis)		Q1 2025	Q4 2024
In USD millions (unless stated otherwise)
Cost of sales	M$	54	67
(-) Depreciation and inventory net realizable value adjustments	M$	(12)	(11)
(+) General & administration and sales logistics	M$	5	6
C1: Cash Operating Costs	M$	47	62
(+) Selling costs, duties and royalties	M$	2	2
C2: Total Cash Costs	M$	49	65
Li2CO3 Shipments (dry base)	tns	7,146	9,383
C1 Total Cash Operating Costs per tonne	M$/tn	6,634	6,630
C2 Total Cash Costs per tonne	M$/tn	6,875	6,881

Sustaining capital expenditures

Capital expenditures are classified into sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are the capital spending required to support delivery of the current production plan. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer production life.

Management believes this to be a useful indicator of the purpose of capital expenditures. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average realized lithium price

Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

Current liabilities excluding equity-settleable convertible notes

Current liabilities excluding equity-settleable convertible notes are defined as total current liabilities of $240.7 million, less $213.5 million related to the Convertible notes that the Company may settle in equity, resulting in current liabilities excluding equity-settleable convertible notes of $27.2 million.

Management believes this metric provides a useful indication of the Company’s cash-based obligations, as the Convertible notes may be settled in shares at the Company’s discretion and therefore do not necessarily represent an imminent cash outflow. Current liabilities excluding equity-settleable convertible notes are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute measure of performance prepared in accordance with IFRS.

FINANCIAL INSTRUMENTS

Measurement

Financial instruments recorded at fair value on the consolidated statements of financial position of Q1 2025 financial statements and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value. The Convertible Notes derivatives are classified at level 2 of the fair value hierarchy and are measured at fair value on a recurring basis. Cash and cash equivalents, receivables and payable associated with lithium carbonate sales and purchases, other receivables/payables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at March 31, 2025, the fair value of financial instruments measured at amortized cost approximates their carrying value.

Risk

The Company manages risks to minimize potential losses. Its primary objective is to ensure that risks are properly identified and monitored, and that its capital base is adequate relative to those risks. The principal risks affecting the Company’s financial instruments are described below.

Credit Risk

Credit risk refers to the potential for loss due to a counterparty’s inability to meet its financial obligations. The Company is exposed to credit risk through its cash, cash equivalents, receivables, and loans to Exar Capital and Exar. To limit its exposure, the Company places its cash and cash equivalents with reputable financial institutions and regularly monitors their creditworthiness. While a significant portion of the Company’s cash is currently held with a single financial institution, the Company plans to diversify its holdings to reduce concentration risk.

As at March 31, 2025, the Company performed an expected credit loss assessment on the loans to Exar Capital and Exar, considering the anticipated future performance of the Cauchari-Olaroz project and its associated cash flows. The assessment did not indicate any significant credit risk or factors that would lead to default. Similarly, the Company assessed the credit risk for its receivables, which did not identify any significant credit risk or factors that would result in default, as the majority of these receivables were settled after March 31, 2025.

Liquidity Risk

Liquidity risk is the risk that the Company may not be able to meet its financial obligations as they come due. The Company manages liquidity by assessing both current and projected liquidity requirements under normal and stressed conditions. This ensures it maintains adequate reserves of cash and cash equivalents to meet its short- and long-term obligations. The Company prepares annual budgets, which are regularly monitored and updated as necessary.

Market Risk

Market risk encompasses various risks, including those related to market prices, share price fluctuations, and currency movements, which can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results. The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at March 31, 2025, the Company held nominal amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.

Estimation Uncertainty and Accounting policy judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2024, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the three months ended March 31, 2025, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2024.

NEW IFRS PRONOUNCEMENTS

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted.

Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financials Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of these amendments on its financial statements and has not yet applied it.

TECHNICAL INFORMATION AND QUALIFIED PERSON

The scientific and technical information in this MD&A has been reviewed and approved by David Burga, P.Geo., a “Qualified Person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company. Additional information about the Company’s mineral projects is contained in the Company’s 2024 Annual Form 20-F.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding required disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the SEC and the Canadian Securities Administrators, as at March 31, 2025. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were effective as at March 31, 2025.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at March 31, 2025, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has expressed its opinion in its report included with our annual consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: goals of the Company; development of Cauchari-Olaroz, including timing, progress, approach, continuity or change in plans, anticipated production and results thereof, such as expectations that Cauchari-Olaroz remains on track to meet the annual production guidance for 2025, anticipated expansion plans for additional production, and expectations relating to the processes and technologies utilized for Stage 2; expected cash operating costs for Cauchari-Olaroz; expectations with respect to generating positive cash flow and the timing thereof; expectations regarding the completion of the construction of the demonstration plant in China and the undertaking of next steps relating to the confirmation of new processing technology at a commercial scale upon its completion; the regional development plan of the Company and Ganfeng with respect to the PPG, including expectations regarding its advancement and benefits, the targeted LCE production capacity, and the potential production of lithium chloride; planned expenditures to be made by the Company on its properties; financial and operating guidance; the expected occurrence of on-site audit at Cauchari-Olaroz; liquidity outlook; debt repayment and financing strategies and plans, including the expected finalization of an additional $150 million bank facility by Exar; expectations regarding the Company’s cash balance, proceeds from operations and other sources of financing, as well as the sufficiency of such resources to fund the Company’s planned expenditures at its projects, costs and other obligations; the Company’s expectations with respect to meeting its funding obligations through its financing plans; and the Company’s plans to diversify its cash holdings with additional financial institutions to reduce concentration risk in connection with credit risk.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

•
current technological trends;
•
a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects;
•
ability of the Company to fund, advance and develop its other projects, and expected production and the timing thereof at Cauchari-Olaroz;

•
the successful operation of Cauchari-Olaroz under its co-ownership structure;
•
ability of the Company to produce battery quality lithium products;
•
the Company’s ability to operate in a safe and effective manner;
•
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
•
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•
general economic conditions;
•
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•
stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
•
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•
estimates of and unpredictable changes to the market prices for lithium products;
•
expected operating costs for Cauchari-Olaroz, the economics related thereto, and costs for any additional exploration work at the operation;
•
estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
•
reliability of technical data;
•
anticipated timing and results of exploration, development and construction activities, including the impact of any pandemic, war or other global events on such timing;
•
discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all;
•
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•
the impacts of pandemics and geopolitical issues on the Company’s business;
•
ability to repay or refinance debt as it comes due;
•
the impact of inflation and other economic conditions on the Company’s business and global markets; and
•
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s Form 20-F, which is and will be available on SEDAR+ and EDGAR.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s Form 20-F and this MD&A. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks relating to tariff wars, including but not limited to their impact on stock markets, interest rates, the availability of financing, commodity markets, supply chains, equipment and construction; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties inherent to the results of technical and economic studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; share price volatility; and cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including the Form 20-F, which are and will be available on SEDAR+ and EDGAR.